Exhibit 99.2

GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
JUNE 30, 2012

The following discussion and analysis of the results of operations and financial position of the Company for the six months ending June 30, 2012 should be read in conjunction with the June 30, 2012 financial statements and the related notes which have been prepared adopting International Financial Reporting Standards (“IFRS”). All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing.

Forward Looking Statements

This document may contain forward-looking statements. Forward-looking statements are often, but not always identified by words such as “believes”, “may”, “likely”, “plans”, or similar words.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focussing on exploration, when funds permit, on parts of its approximately 269 km2 (104 miles2)mineral properties in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

The Company has a positive pre-feasibility study and an encouraging Titan 24 report. At present the Company is currently seeking parties to finance the Company and move it to the next phase.

The price of copper has rebounded strongly from the slump in 2009 as a result of worldwide economic conditions. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to ($141,259) for the six months ending June 30, 2012 from $20,559 at June 30, 2011, the decrease is due to funds used to pay administrative expenses . The Company’s total assets decreased during the six months ending June 30, 2012 to $5,214,097 a decrease of $134,565 from June 30, 2011, due to funds used to pay administrative expenses. The Company’s liabilities decreased by $21,932. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the six months ending June 30, 2012 decreased by $20,454 over the loss reported at June 30, 2011. The decrease can be attributed to a reduction in administration expenses and an increase in miscellaneous revenue. Operation expenditures for the six months ending June 30, 2012 decreased to $141,501 compared to $159,598 at June 30, 2011. Professional fees for the six months ending June 30, 2012 $33,471 (2011 - $58,170) which include legal fees of $21,681 (2011 - $38,788) and $11,790 (2011 - $19,382) in accounting and audit fees.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
JUNE 30, 2012

Selected Quarterly Information:
	June 30, 2012	June 30, 2011
Loss for the quarter	$71,524	$85,696
Loss for the six months	$138,393	158,847
Loss per share:	($0.002)	($0.002)
Assets	$5,214,097	$5,348,662

Summary of Quarterly Results

	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept.30
	2012	2012	2011	2011	2011	2011	2010	2010
Income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$499
Loss before Other items (Income)	$71,600	$69,901	$91,149	$66,193	$85,696	$73,902	$110,745	$84,547
Net loss (Income)	$71,524	$66,869	($80,945)	$66,019	$85,351	$73,496	$110,745	$84,048
Loss per share	$ (0.001)	$ (0.001)	$ (0.001)	$0.001	$0.001	$0.001	$0.001	$0.001
Loss per share diluted	$ (0.001)	$ (0.001)	$ (0.001)	$0.001	$0.001	$0.001	$0.001	$0.001
IFRS – International Financial Reporting Standards

During the six months ended June 30, 2012, the Company incurred $20,013 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Other	2,134	14	8,764	8,872	229	20,013
Total exploration & development costs	$2,134	$14	$8,764	$8,872	$229	$20,013

During the six months ending June 30, 2011, the Company incurred $403,407 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Geology	$150,000	$-	$151,939	$76,939	$-	$378,878
Metallurgy	-	-	810	810	-	1,620
Other	3,186	114	9,606	9,666	337	22,909
Total exploration & development costs	$153,186	$114	$162,355	$87,415	$337	$403,407

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production. All of the

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
JUNE 30, 2012

Company’s properties are late stage potential development projects (Getty North and Getty South) and exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties, except for the Getty North and Getty South deposits which are the subject of the West Coast Environmental Pre-Feasibility Study, until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

In April 2011, the Company issued 1,400,000 shares in consideration of certain services provided to the Company pursuant to a Letter Of Intent dated September 15, 2010. In this Letter Of Intent, it was proposed that Effisolar Energy Ltd. could earn up to a 51% interest in the Getty property upon completing certain conditions. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the Property. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since this deadline has passed without a formal agreement being signed, the company issued the 1,400,000 shares in April 2011.

During the current year, the Company entered into consulting agreements which called for the Company to grant 500,000 options on August 31, 2011 at $0.10, exercisable for a two year period and vesting 12.5 % quarterly.

As of June 13, 2012, 325,000 finders warrants expired.

Outlook

The Company continues its efforts to advance the status its mineral properties. Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has additional potentially economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the Getty North and Getty South deposits on its mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, International Financial Reporting Standards require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements

The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the six months ending June 30, 2012, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $9,320 (2011- $17,710) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters. For the six months ending June 30, 2012, the Company was billed $7,015 (2011 -$15,794) in legal fees to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with, $3,000 (2011 - $3,000) office rent to Deborah Resources Ltd. and $15,000 (2011 - $15,000) management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the six months ending June 30, 2012, the company owed $550,000 plus interest at 6% per annum to Mr. Lepinski as part of an indemnity settlement. (See note 10 of the June 30, 2012 Financial Statements.) During the six months ending June 30, 2012 the Company was billed $15,000US (2011- $15,025CDN) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
JUNE 30, 2012

Outstanding share data

As of August 21, 2012, there were 88,292,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

International Financial Reporting Standards (“IFRS”):

The Company adopted International Financial Reporting Standards ("IFRS") on January 1, 2011, with a transition date of January 1, 2010. These unaudited condensed interim financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standards ("IAS") 34 -Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS. The disclosures concerning the transition from Canadian GAAP to IFRS are included in the unaudited condensed interim financial statements.

Additional Disclosure

West Coast Environmental and Engineering (WCE) has completed the independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009 covering the Getty North and Getty South claims (together the “Getty Project”). This PFS has been filed on www.SEDAR.com as a technical report. This report was subsequently updated in May 2010 and has been filed on SEDAR. WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada. The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962. Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian Institute of Mining and Metallurgy standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty).

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits. The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West. To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted. The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone. The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods. Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South. The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28". The Getty South property has been explored

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GETTY COPPER INC.
MANAGEMENT DISCUSSION & ANALYSIS
JUNE 30, 2012

with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings. Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997. The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit. Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods. Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category. Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project. A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report. This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation. The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates. The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery. The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation. Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes. The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site. A sodium sulphate by product will also be produced and sold. In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates. Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum. Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained. The report contemplates reclamation and closure costs of $7,800,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties. Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%. (Property taxes were included in the model)

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a proven reserve.

The Company’s main focus is to concentrate on seeking exploration funding or a joint venture partner to advance the status of the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

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